Exhibit 4.4

DESCRIPTION OF SECURITIES

The following is a brief description of the common stock, par value $0.01 per share (the “common stock”), of Financial Institutions, Inc. (the “Company,” “we,” “our” or “us”), which is the only security of the Company registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended. This description is not complete, and we qualify it by referring to our restated certificate of incorporation (the “certificate of incorporation”) and our amended and restated bylaws (the “bylaws”).

Our certificate of incorporation authorizes us to issue 50,210,000 shares of capital stock, divided into two classes:

•	50,000,000 shares of common stock, $0.01 par value per share; and
•	210,000 shares of preferred stock, $100.00 par value per share (“preferred stock”), which are further divided into two classes:
o	10,000 shares of preferred stock are designated as Class A preferred stock; and
o	200,000 shares of preferred stock are designated as Class B preferred stock.

Our certificate of incorporation provides that both classes of our preferred stock are issuable in one or more series.

Common Stock

Our common stock has one vote per share. The holders of our common stock are entitled to vote on all matters to be voted on by shareholders. The holders of our common stock do not have cumulative voting rights. We maintain a classified board of directors with approximately one-third of our board being elected in any given year to one of three classes for a term of three years. Thus, it would take at least two annual elections for our shareholders to vote to replace a majority of our board of directors.

Directors are elected by a plurality of the votes cast by shareholders. All other actions by shareholders will be approved by a majority of votes cast except as otherwise required by law.

Our common stock is not liable to further calls or assessment. The holders of common stock are entitled to receive dividends ratably when, as and if declared by the board of directors out of funds legally available therefor. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share equally and ratably in all assets remaining available for distribution after payment of liabilities and after provision is made for each class of stock, if any, having preference over the common stock. Holders of common stock have no preemptive, subscription, redemption, sinking fund, or conversion rights.

Effects of our Outstanding Preferred Stock on our Common Stock

We currently have one series of Class A preferred stock, the Series A 3% Preferred Stock, and one series of Class B preferred stock, the Series B-1 8.48% Preferred Stock, authorized. The outstanding Class A and Class B preferred stock have dividend and liquidation rights superior to our common stock, but do not have any voting rights except as provided by law. Our board of directors has the authority to determine the terms of any future series of preferred stock, within the limits of the certificate of incorporation and the laws of the state of New York. These terms include the number of shares in a series, dividend rights, liquidation preferences, terms of redemption, conversion rights and voting rights.

The issuance of any additional preferred stock may negatively affect the holders of our common stock. These possible negative effects include diluting the voting power of shares of our common stock and affecting the market price of our common stock.

Anti-Takeover Effects of Provisions of our Certificate of Incorporation and Bylaws

Preferred Stock

Our board of directors, without shareholder approval, has the authority under our certificate of incorporation to issue additional preferred stock with rights superior to the rights of the holders of common stock. As a result, preferred stock, while not intended as a defensive measure against takeovers, could be issued quickly and easily, could adversely affect the rights of holders of common stock and could be issued with terms calculated to delay or prevent a change of control of the Company or make removal of management more difficult.

Advance Notice of Shareholder Proposals and Nominations

Our bylaws include an advance notice procedure for shareholders to nominate candidates for election as directors or to bring other business before any meeting of our shareholders. The shareholder notice procedure provides that only persons who are nominated by, or at the direction of, the board of directors, or by a shareholder who has given timely written notice prior to the meeting at which directors are to be elected, will be eligible for election as directors. In addition, the only business that may be conducted at a shareholders’ meeting is business that has been brought before the meeting by, or at the direction of, the board of directors or by a shareholder who has given timely written notice of its intention to bring the business before the meeting.

Under the shareholder notice procedure, for notice of shareholder nominations or other business to be made at a shareholders’ meeting to be timely, the notice must be received by us not earlier than the close of business on the 120th calendar day and not later than the close of business on the 90th calendar day prior to the one-year anniversary of the immediately preceding year’s annual meeting or as otherwise provided in our bylaws.

A shareholder’s notice to us proposing to nominate a person for election as a director or proposing other business must contain certain information specified in the bylaws, including the identity and address of the nominating shareholder, a representation that the shareholder is a record holder of our stock entitled to vote at the meeting and information regarding each proposed nominee or each proposed matter of business that would be required under the federal securities laws to be included in a proxy statement soliciting proxies for the proposed nominee or the proposed matter of business.

The shareholder notice procedure may have the effect of precluding a contest for the election of directors or the consideration of shareholder proposals if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our shareholders.

Restrictions on Call of Special Meetings

Our bylaws provide that special meetings of shareholders can only be called by the board of directors, the chair of the board or by the secretary of the Company upon the written request of the holders of at least a majority of the outstanding shares entitled to vote at the meeting. Our shareholders are permitted under our bylaws to act by written consent in lieu of a meeting, provided that any shareholder of record seeking to have the shareholders act by written consent shall request, by written notice to the Company’s secretary, that the board fix a record date for determining the shareholders entitled to act by written consent.

Amendment of Bylaws

Our bylaws grant both our shareholders and our board of directors the power to adopt, amend or repeal our bylaws, except as otherwise set forth in the bylaws.

3